INTERNATIONAL GEMINI TECHNOLOGY INC.		Schedule A
Consolidated Balance Sheet
Prepared by management (unaudited)
	June 30, 2003	Dec 31, 2002
ASSETS
Current assets
Cash	$4,602	$596
Accounts receivable	109,831	110,566
Investments	46,024	46,024

	$160,457	$157,186

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Accounts payable and accrued liabilities	$104,430	$82,608

Shareholders’ equity
Share capital - common	$12,660,559	$12,660,559
Share capital - preferred	604,724	604,724
Contributed surplus	53,344	53,344
Deficit	(13,262,600)	(13,244,049)

	56,027	74,578
	$160,457	$157,186

Approved by the Directors:
“Signed”

Martin Schultz
“Signed”

Douglas E. Ford

INTERNATIONAL GEMINI TECHNOLOGY INC.				Schedule A
Consolidated Statement of Income and Deficit
Prepared by management (unaudited)
	Three Months Ended	Three Months Ended	Six Months Ended	Six Months Ended
	June 30, 2003	June 30, 2002	June 30, 2003	June 30, 2002
Revenue	$	$	$-	$—
Expenses
General and administrative	9,534	41,077	18,551	46,953

Income (loss) for the period	(9,534)	(41,077)	(18,551)	(46,953)

Deficit, beginning of period	(13,272,134)	13,181,787	(13,244,049)	(13,208,785)

Deficit, endof period	$(13,262,600)	$13,222,864	$(13,262,600)	$(13,255,738)

Earnings per share	0	0	0	0

Fully diluted earnings per share	0	0	0	0

INTERNATIONAL GEMINI TECHNOLOGY INC.		Schedule A
Statement of Deficit
Prepared by management (unaudited)
	Six Months Ended	Year Ended
	June 30, 2003	December 31, 2002
Deficit, beginning of period	$(13,244,049)	$(13,208,785)

Income (loss) for the period	(18,551)	(35,264)

Deficit, end of period	$(13,262,600)	$(13,244,049)

INTERNATIONAL GEMINI TECHNOLOGY INC.				Schedule A
Consolidated Statement of Cash Flow
Prepared by management (unaudited)
Three Months EndedThree Months EndedSix Months EndedSix Months Ended
	June 30, 2003	June 30, 2002	June 30, 2003	June 30, 2002
Operating Activities
Net income for period	$(9,534.0)	$(41,077.0)	$(18,551)	$(46,953)
Deduct items not involving a current cash receipt
Changes in non-cash working capital balances	11,657.0	39,556.0	22,557	45,640

Net cash increase (decrease) in period	2,123	(1,521.0)	4,006	(1,313)

Cash position, beginning of period	2,479	1,198.0	596	1,313

Cash position, end of period	$4,602	$(323.0)	$4,602	$(323)